Jeffrey H. Kuras

(313) 465-7446
Fax: (313) 465-7447
jkuras@honigman.com

November 7, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:       Dietrich A. King

David Irving

Marc Thomas

David Lin

Re:     Sterling Bancorp, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 31, 2017

File No. 333-221016

Gentlemen:

On behalf of Sterling Bancorp, Inc. (the “Company”), this letter sets forth the response of the Company to the comment contained in your letter, dated November 6, 2017, relating to the above referenced Amendment No. 1 to the Registration Statement on Form S-1 filed on October 31, 2017 (as further amended on November 7, 2017, the “Registration Statement”).

In this letter, we have recited the comment from the Staff of the U.S. Securities and Exchange Commission in italicized, bold type and have followed the comment with the Company’s response.

Consolidated Statements of Income, F-37

1.                                      We note that certain line items changed in your audited Consolidated Statements of Income in 2015-2016. Please tell us, and revise your registration statement as appropriate, to discuss the nature of these changes. Also, please tell us how you considered ASC 250 if the changes were due to the correction of an error, change in accounting estimate, or change in accounting principle.

We believe the changes to the financial statement line items in our audited Consolidated Statements of Income in 2015-2016 were not due to the correction of any error, or any change in accounting estimate or accounting principle.  The changes were reclassifications to conform to current presentation and were as follows:

In connection with the preparation of our interim consolidated financial statements as of and for the nine months ended September 30, 2017, we revised the presentation on our consolidated statements of income for interest earned on correspondent bank accounts, primarily interest earned on our account at the Federal Reserve Bank, and our mortgage servicing related income and expense.

Previously, we classified interest earned on these bank accounts in the financial statement line item interest and dividends on investment securities. We determined that this interest would be more appropriately reflected in the financial statement line item other interest.  To be consistent with our presentation in the interim financial statements, we reclassified the same item in our annual financial statements to be comparable with our current presentation.  The amount of the reclassification for 2015 and 2016 was $10 thousand and $31 thousand, respectively.

2290 First National Building • 660 Woodward Avenue • Detroit, Michigan 48226-3506

Detroit • Ann Arbor • Bloomfield Hills • Chicago • Grand Rapids • Kalamazoo • Lansing

Also, due to our significant loan sales in late 2016 and during the nine months ended September 30, 2017, and anticipating such sales will continue in the future, as well as the resulting increases in loan servicing fee income and amortization expense, we revised the presentation of our mortgage servicing related income and expense in our consolidated statements of income for the nine months ended September 30, 2017 to reflect loan servicing fee income, net of amortization of servicing rights, in the financial statement line item other income within Non-interest income. As disclosed, when residential real estate loans are sold, the Bank retains the servicing rights on such loans.

In 2015 and 2016, the Company presented in its consolidated statements of income the servicing income in the financial statement line item service charges and fees within Non-interest income, and presented the related amortization of the mortgage servicing rights and the activity in the valuation allowance in the financial statement line item other expense within Non-interest expense.  As mentioned earlier, given the increase in loan servicing income and expense, the Company’s preference was to present the servicing fee income, net of the amortization of servicing rights, in other income within non-interest income.  The amount of the reclassification for 2015 was a decrease to the financial statement line items service charges and fees of $235 thousand and other income of $9 thousand within other non-interest income and a decrease to the financial statement line item other within Non-interest expense of $244 thousand. The amount of the reclassification for 2016 was a decrease to the financial statement line items service charges and fees of $1.1 million and increase to other income of $490 thousand within other Non-interest income and decrease to the financial statement line item other within Non-interest expense of $625 thousand.

In accordance with ASC 860-50-35, the Company elected to use the amortization method to subsequently account for its servicing assets.  In accordance with this method, the Company amortizes its servicing assets in proportion to and over the period of estimated net servicing income (if servicing revenues exceed servicing costs) or net servicing loss (if servicing costs exceed servicing revenues) and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date.  Additionally, in accordance with ASC 860-50-50-2, the amount of servicing fees, late fees and ancillary fees earned for each period for which results of operations are disclosed, including a description of where each amount is reported in the statement of income.

In accordance with ASC 860-50-50-4, for servicing assets and liabilities measured subsequently under the amortization method in paragraph 860-50-35-1(a), the activity in the balance of servicing assets and liabilities, including a description of where changes in the carrying amount are reported in the statement of income for each period for which results of operations are presented, are also disclosed.

As noted in the guidance cited above, U.S. GAAP does not specify where mortgage servicing activity should be reported within the statement of income.

The Company revised its statement of income to present servicing fee income, net of amortization of servicing rights, in other income within non-interest income during the nine months ended September 30, 2017.  Therefore, the Company has made conforming reclassifications to its 2015 and 2016 annual financial statements to be consistent with its current presentation.  The revisions made to the 2015 and 2016 annual consolidated statements of income were not material to the line items total non-interest income or total non-interest expense and were not a result of a change in classification to correct an error.  For 2015, total non-interest income and total non-interest expense changed by 2.8% and .9%, respectively.  For 2016, total non-interest income and total non-interest expense changed by 3.9% and 1.9%, respectively.  The change in presentation of the mortgage servicing related income and expense had no impact on net income or income per share for all the periods presented.

The Company did consider ASC 250 but concluded that the above-mentioned revisions to its consolidated statement of income were not within the scope of ASC 250.  The revisions were not the result of a misapplication of U.S. GAAP (i.e. error correction), a change in accounting estimate or a change in accounting principle.

Since amounts were reclassified in the prior years from one financial statement caption to another for comparability purposes, the Company did consider including a basis of presentation note to include disclosure to indicate the change in prior years were made to conform to the current year presentation and an explanation of the nature and magnitude of the changes.  The Company concluded that its financial statements were not materially affected by the change in presentation.

Based on the above analysis, we have respectively concluded that no revisions are necessary to our Registration Statement.

If you should have any questions or comments concerning this response or the Registration Statement on Form S-1/A, please do not hesitate to call Jeffrey H. Kuras at (313) 465-7446 or Jessica M. Herron at (313) 465-7602.

Yours sincerely,

/s/ Jeffrey H. Kuras

Jeffrey H. Kuras

cc:        Sterling Bancorp, Inc.

Gary Judd

Thomas Lopp